UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT
MURPHY OIL CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	1-8590	71-0361522
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

9805 Katy Fwy, Suite G-200
Houston,	Texas	77024
(Address of principal executive offices, including zip code)

Paul D. Vaughan
Vice President and Controller
(281)	675-9000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, ____.

☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

Section 2 - Resource Extraction Issuer Disclosure
Item 2.01. Resource Extraction Issuer Disclosure and Report
Disclosure of Payments by Resource Extraction Issuers
The following information is furnished pursuant to Item 2.01, “Resource Extraction Issuer Disclosure and Report” of Form SD. The specified payment disclosure required by Form SD is included in Exhibit 2.01 to this report.

Section 3 - Exhibits
Item 3.01.  Exhibits
The following exhibit is furnished as part of this report.

Exhibit 2.01 -	Resource Extraction Payment Report as required by Item 2.01 of this Form

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MURPHY OIL CORPORATION

Date: September 15, 2025	By:	/s/ PAUL D. VAUGHAN
Paul D. Vaughan
Vice President and Controller